EXHIBIT 99.2

ASM International N.V.

ASM International N.V. and University of Helsinki

Renew Research Agreement on Atomic Layer Deposition

HELSINKI, Finland and ALMERE, the Netherlands – January 20, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) and the University of Helsinki announced today that they have renewed their long-term research agreement in the field of Atomic Layer Deposition for another 5-years.

Atomic Layer Deposition (ALD) is an advanced technology for depositing thin film materials one atom at a time, for use in integrated circuits and other applications. ASM and the University of Helsinki have been pioneers in ALD technology for two decades.

ASM Chief Technology Officer, Ivo Raaijmakers, commented: “The cooperation of University basic ALD research and ASM equipment development has proved very successful in bringing ALD process technology to the semiconductor industry since this project began in 2004. It has also strengthened our portfolio of intellectual property rights in this process technology platform. Recently, the accord has generated some key innovations in such areas as noble metals and phase change materials deposition, previously thought impossible with ALD, which are currently under study for high volume manufacturing”.

“In the current global situation of fragmented research funding, this agreement is exceptional both in terms of length and volume”, commented Professors Markku Leskelä and Mikko Ritala, the heads of the ALD research group at the Laboratory of Inorganic Chemistry at the University. “We and our students also greatly appreciate the kind of collaboration with industry that takes us to the area where basic and applied research becomes mixed. The questions we deal with in our research are fundamental by their nature, yet their solutions may find rapid use in future semiconductor devices.”

About the University of Helsinki

One of the oldest universities in Europe, the University of Helsinki, founded in 1640, concentrates on high-level scientific research and researcher education. Through its 60 graduate schools, the University focuses on post-graduate education. It is one of the world’s leading academic research institutes in the field of Atomic Layer Deposition.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the

Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

#    #     #

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

ASMI – Ivo Raaijmakers: +31 88 100 8587; Erik Kamerbeek: + 31 88 100 8500

University of Helsinki – Markku Leskelä +358 9 191 50195 (markku.leskela@helsinki.fi); Mikko Ritala +358 9 191 50193 (mikko.ritala@helsinki.fi)